FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X          Form 40-F
                                  -----                 -----
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No  X
                                     -----     -----


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Copenhagen Stock Exchange Announcement No. 8 - 2003 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on August 5, 2003.


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Exhibit 1
---------

COPENHAGEN STOCK EXCHANGE ANNOUNCEMENT NO. 8 - 2003

                                                   A/S Dampskibsselskabet TORM
                                                   Marine Park
                                                   Sundkrogsgade 10
                                                   DK-2100 Copenhagen O
                                                   Denmark

                                                   Tel:     +42 39 17 92 00
                                                   Fax:     +45 39 17 93 93
                                                   Telex:   22315 TORM DK

                                                   E-mail:  mail@torm.dk
                                                   Webstie: www.torm.dk
                                                   Comtext: A43DK152

                                                   VAT/CVR. No. 2246 0218

5 August 2003


TORM increases expectations for 2003 profit after tax to DKK 375 - 400 mill.

o Freight rates for the Company's product tankers in the first and second quarter of 25003 were at a very high level. This was caused by several factors, including the war in Iraq and low levels of refined products inventories in general. Although freight rates - as expected - weakened towards the end of the second quarter - despite delivery of many newbuildings - continued low inventories and focus on younger vessels from transportation buyers have led to freight rates that have been and remains higher than estimated by TORM.

o Consequently, TORM has increased its expected freight rates for the product tanker division for the remainder of 2003.

o Likewise, freight rates for the Company's bulk vessels have been at a high level in the first half of 2003, and are expected to stay at these levels for the remainder of 2003, as the growth in the world fleet is relatively modest. Given TORMs hedging of rates, the results of the Bulk division in the first half was reduced. The effect of this hedge will be of reduced in the remainder of 2003, and hence, the result is expected to be improved in the second half.

o The expectations for the full year 2003 profit after tax is therefore increased from DKK 240-270 mill. as announced on 22 May 2003 to a result of DKK 375-400 mill.

This includes an unrealized gain on the Company's shares in Dampskibsselskabet NORDEN A/S of DKK 55 mill., based on a price per share of DKK 445.

o The underlying assumptions for the increased forecast will be commented further in the first half 2003 report, which will be released on 19 August 2003. The expected result is subject to some uncertainty in both directions due to the global situation.

A/S Dampskibsselskabet TORM
Contact person: Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)


SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

This release contains forward-looking statements concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", "outlook" and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies, currencies and interest rate levels, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  August 5, 2003                    By: /s/ Klaus Nyborg
                                          --------------------------
                                          Klaus Nyborg
                                          Chief Financial Officer





03810.0001 #421422